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                             June 24, 2022

       Manoj Jain
       Chief Executive Officer
       Duddell Street Acquisition Corp.
       8/F Printing House
       6 Duddell Street
       Hong Kong

                                                        Re: Duddell Street
Acquisition Corp.
                                                            Amendment No. 6 to
Registration Statement on Form S-4
                                                            Filed June 22, 2022
                                                            File No. 333-261483

       Dear Mr. Jain:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2022 letter.

       Amendment No. 6 to Registration Statement on Form S-4 Filed June 22,
2022

       Regulatory Approvals, page 40

   1. We note your response to comment 1. Please revise to disclose the status of CFIUS
                                                        Approval and update the
Business section to describe the material effects that compliance with CFIUS had, or may
have, on your business. Please refer to Item 101(c)(2)(i) of
                                                        Regulation S-K.
       Background of the Business Combination, page 121

   2. We note your response to comment 2. Please revise to discuss your and FiscalNote's decision to seek CFIUS
approval, including the determination that FiscalNote is likely a
 Manoj Jain
FirstName  LastNameManoj    Jain
Duddell Street Acquisition Corp.
Comapany
June       NameDuddell Street Acquisition Corp.
     24, 2022
June 24,
Page 2 2022 Page 2
FirstName LastName
         "TID U.S. business" as defined at 31 C.F.R.    800.248. Explain your
rationale for
         determining that CFIUS has jurisdiction over the Business Combination
as a    covered
         investment,    and if different, a "covered transaction." Please
revise to disclose any related
         discussions and negotiations regarding the need for CFIUS review. In this light, we note that CFIUS Approval is not a condition to the consummation of the Business
         Combination. Please describe any material discussions and negotiations related to this decision and explain why CFIUS Approval was not necessary to consummate the transaction. Please disclose whether it is common to waive this condition in light of a pending CFIUS review.
3.       We note your disclosure on page 153 that "[CFIUS] clearance was based on the
         information in the parties    notice of March 1, 2022 and all
subsequent information
         provided to the Committee during the process." Please revise the Background of the
         Business Combination section to briefly summarize the subsequent information provided to the Committee during the process and any material discussions or negotiations surrounding the process.
General

4. We note your response to comment 3. Please revise your disclosure throughout to discuss and explain how CFIUS Approval applies to the Business Combination. Where you state that the election of Manoj Jain, as well as the Sponsor's ability to appoint two directors to the Board, "is subject to CFIUS Approval," please revise to clarify that CFIUS was not specifically approving the ability of Manoj Jain to serve on the Board, or the Sponsor's right to appoint members to the Board, as we note your disclosure on page 152 that
         CFIUS reviewed the Business Combination as a whole. Please also clarify whether
         CFIUS will have any involvement with respect to the Sponsor's appointment of the unidentified individual, and whether CFIUS review could be expanded to consider issues outside of those contained in your voluntary filing, pursuant to 31 C.F.R.
         800.701(b)(2), or otherwise.

         In an appropriate place in your prospectus, please revise to provide detailed disclosure of, and the risks associated with, the following:

                CFIUS    jurisdiction over the Business Combination;
                whether your Sponsor is controlled by, or has substantial ties with a non-U.S.
              person(s), and how this impacted CFIUS' review; and
                CFIUS' ability to review your company and/or the Business Combination after it is
              consummated, pursuant to 31 C.F.R.    800.701(b)(2), or
otherwise.

         We note your disclosure that CFIUS's review and clearance effectively bars subsequent review. Please clarify whether there are any circumstances under which CFIUS could revoke the approval and/or conduct a subsequent review, such as a future increase in equity ownership by the Sponsor or any other changes to the structure of the post-
         Business Combination company. If it is possible that the Sponsor may be required to
 Manoj Jain
Duddell Street Acquisition Corp.
June 24, 2022
Page 3
      divest its interest in FiscalNote or the post-Business Combination company, reduce its involvement and limit access to material non-public information with the post-Business
      Combination company, or that the Business Combination could be prohibited, retroactively unwound, required to liquidate, or otherwise, please revise to state as much and disclose the related consequences and risks to investors.
        Please contact Kei Nakada at 202-551-3659 or Lyn Shenk at 202-551-3380 for questions on the financial statements and related matters. Please contact Cara Wirth at
(202) 551-7127 or
Erin Jaskot at (202) 551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameManoj Jain
                                                            Division of
Corporation Finance
Comapany NameDuddell Street Acquisition Corp.
                                                            Office of Trade &
Services
June 24, 2022 Page 3
cc:       James C. Lin
FirstName LastName